

C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47493

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cardinal Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 North Belt West

(No. and Street)

Belleville	Illinois	62226-5923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey J Heet   618-277-1005

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt and Patterson CPAs LLC

(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Jeffrey J Heet _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Cardinal Investments Inc. _____ , as

of _____ December 31 _____ , 20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

"OFFICIAL SEAL"
ANGEL A. ODOM
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES MARCH 26, 2018

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CARDINAL INVESTMENTS INC.
Audited Financial Statements
For the Year Ended
December 31, 2014

Table of Contents



HOLT & PATTERSON, LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

Independent Auditors' Report

Board of Directors and Stockholders
Cardinal Investments, Inc.
Belleville, IL

<u>Report of Independent Registered Public Accounting Firm</u>

We have audited the accompanying statement of financial condition of Cardinal Investments, Inc. as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Cardinal Investment, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Investments, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information located on pages 14-15 has been subjected to audit procedures performed in conjunction with the audit of Cardinal Investment, Inc.'s financial statements. The supplemental information is the responsibility of Cardinal Investment, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC
Chesterfield, MO 63005
February 16, 2015



Independent Accountants' Review Report

HOLT &
PATTERSON, LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

Board of Directors and Stockholders
Cardinal Investments, Inc.
Belleville, IL

<u>Report of Independent Registered Public Accounting Firm</u>

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cardinal Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cardinal Investments, Inc. claimed an exemption from 17. C.F.R. § 240.15c3.3: (2) (ii) (the "exemption provision") and (2) Cardinal Investments, Inc. stated that Cardinal Investments, Inc. met the identified exemption provisions through the most recent fiscal year without exception. Cardinal Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cardinal Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC
Chesterfield, MO 63005
February 16, 2015

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

Cardinal Investments Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

	2014
CURRENT ASSETS	
Cash	$ 22,743
Deposits with Clearing Organizations	35,000
Commissions Receivable	36,296
Other Receivable	1,272
Pre-paid Expenses	653
TOTAL CURRENT ASSETS	95,964
FIXED ASSETS	
Furniture and Equipment	79,755
Leasehold Improvements	0
Accumulated Depreciation	(79,755)
TOTAL FIXED ASSETS	-
OTHER ASSETS	
Deferred Tax Asset	545
Due from Officer	16,832
TOTAL OTHER ASSETS	17,377
TOTAL ASSETS	$ 113,341

See Accompanying Notes and Independent Auditors' Report

Cardinal Investments Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014
CURRENT LIABILITIES	
Accounts Payable	$ 328
Commissions Payable	13,160
Income Tax Payable	0
TOTAL CURRENT LIABILITIES	13,488
LONG TERM LIABILITIES	
	-
TOTAL LONG TERM LIABILITIES	-
TOTAL LIABILITIES	13,488
STOCKHOLDERS' EQUITY	
Common Stock, $1 par value, 800 shares authorized, 800 shares issued and outstanding	800
Additional Paid-in Capital	34,715
Retained Earnings	64,338
TOTAL STOCKHOLDERS' EQUITY	99,853
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 113,341

See Accompanying Notes and Independent Auditors' Report

Cardinal Investments Inc.
STATEMENT OF INCOME
For the year ended 12/31/2014

	2014	%
INCOME		
Commission and Fee Income	$ 405,537	100.00
Interest	4	0.00
TOTAL INCOME	405,541	100.00
OPERATING EXPENSES		
Administration	692	0.17
Bank Service Fees	40	0.01
Outside Brokers Commissions	47,380	11.68
Depreciation Expense	-	-
Dues and Subscriptions	3,246	0.80
Donations	-	-
Clearing fees	49,353	12.17
Salaries	242,350	59.76
Promotions	178	0.04
Insurance	10,520	2.59
Legal and Professional Fees	5,589	1.38
Meals and Entertainment	2,522	0.62
Office Expense	7,901	1.95
Payroll Taxes	16,278	4.01
Postage and Delivery	369	0.09
Registration Fees	5,757	1.42
Rent Expense	11,238	2.77
Repairs and Maintenance	2,160	0.53
Utilities	10,314	2.54
TOTAL OPERATING EXPENSES	415,887	102.55
INCOME (LOSS) FROM OPERATIONS	(10,346)	(2.55)
INCOME TAX		
Federal Income Tax Expense	(2)	(0.00)
State Income Tax Expense	-	-
Deferred Income Tax (Income) Expense	-	-
TOTAL INCOME TAX	(2)	(0.00)
NET INCOME (LOSS)	$ (10,344)	(2.55)

See Accompanying Notes and Independent Auditors' Report

Cardinal Investments Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended 12/31/2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE DATE AT DECEMBER 31, 2013	800	34,715	74,682	110,197
Net Income			(10,344)	(10,344)
BALANCE DATE AT DECEMBER 31, 2014	$ 800	$ 34,715	$ 64,338	$ 99,853

Cardinal Investments Inc.
STATEMENT OF CASH FLOWS
For the year ended 12/31/2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (10,344)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Depreciation	-
Deferred Income Tax Expense (Benefit)	-
Decrease (Increase) in Operating Assets	
Receivables	(5,482)
Increase (Decrease) in Payable	
Commissions payable	10,151
Accounts payable	(32)
Taxes payable	(1,477)
Total Adjustments	3,160
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	(7,184)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments (Advances) on Due from Officer	52
Disposal of Fixed Assets	1,935
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	1,987
CASH FLOWS FROM FINANCING ACTIVITIES:	
	-
NET CASH ROVIDED BY (USED) IN FINANCING ACTIVITIES	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,197)
CASH AND CASH EQUIVALENTS, beginning of year	27,940
CASH AND CASH EQUIVALENTS, end of year	$ 22,743
SUPPLEMENTAL DISCLOSURES:	
Interest Paid	-
Income Taxes Paid	$1,477.00

See Accompanying Notes and Independent Auditors' Report

CARDINAL INVESTMENTS, INC.
Notes to the Financial Statements
For the Year Ended December 31, 20134

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant policies is presented to assist in the understanding of Cardinal Investments, Inc.'s (the Company) financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is a broker-dealer register with the Securities and Exchange (SEC) and is a member of FINRA, the Financial Regulatory Authority, Inc. The Company was incorporated in May 1994. Operations were started in August, 1994 with a general securities operations beginning in October, 1994.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transaction, investment banking and investment advisory.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Investment banking management fees are recorded on offering date, sales concessions on settlement date. Investment advisory fees are recognized on a cash basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

Property and equipment are carried at cost; less accumulated depreciation computed using the methods as allowed under the tax laws in existence at the time the asset is placed in service. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense at December 31, 2014 totaled $0.

Effective January 1, 2014, The Company transferred ownership of some assets to an affiliated entity in lieu of rent payments. The Company had not recorded depreciation in accordance with generally accepted accounting principles. The effects of this departure from generally accepted accounting principles are not material. The net book value of assets transferred was $1935.

Basis of Accounting

The accompanying financial statements are presented in accordance with the accrual basis of accounting.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – Cash and Securities segregated under Federal and other regulations.

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange. The company does not hold any customer funds. Accordingly, no reserve account is required.

See Independent Auditors' Report

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2014. The bad debt expense at December 31, 2014, was $-0-.

NOTE 4 – INCOME TAXES

The Company implemented FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of and for the year ended December 31, 2014.

The federal and state income tax returns for the Corporation for 2011, 2012, 2013 and 2014 are subject to examination by respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2014 was $40.

NOTE 5 – DEFERRED TAXES

The Company has adopted ASC 740-10, Accounting for Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. The items resulting in deferred taxes are as follows:

	2014
Depreciation	$ (0)
Contributions (Expires 2015)	225
Contributions (Expires 2016)	2,316
Contributions (Expires 2017)	1,127
	$ 3,668

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company's office building is rented from a corporation that is owned by the Company's shareholders. This lease was entered into with an annual renewal option. Rental payments at December 31, 2014 was $11,238.

NOTE 7 –NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $80,051, which was $75,051 in excess of its required net capital of $5,000.

NOTE 8 – ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount at December 31, 2014 totaled $0. The Company did not incur any direct-response advertising

See Independent Auditors' Report

cost during the year.

NOTE 9 – DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 16, 2015, the date of the management representation letter and the date the financial statements were available to be issued.

Cardinal Investments Inc.
COMPUTATION OF NET CAPITAL
For the Year ended 12/31/2014

NET CAPITAL COMPUTATION:

Stockholders' Equity		$ 99,853
Deductions and/or charges		
Property and Equipment	-	
Due from Officer	16,832	
Non Allowable portion (Receivables)	1,771	
Other Assets	1,199	19,802
Subtotal		

NET CAPITAL	$ 80,051

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$ 80,051
Net audit adjustments	-
	$ 80,051

See Accompanying Notes and Independent Auditors' Report

14

CARDINAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the Year Ended 12/31/2014

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 899
Minimum Dollar Net Capital Required	5,000
Net Capital Requirement (Greater of the Above)	5,000
Excess Net Capital	$ 75,051
Percentage of Aggregate Indebtedness to Net Capital	18.0%

SCHEDULE OF AGGREGATE INDEBTEDNESS

Commissions Payable	$	13,160
Accounts Payable		328
Income Tax Payable		-
	$	13,488



EXEMPTION REPORT
SEC Rule 17a5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Cardinal Investments Inc. Is a broker/dealer registered with the SEC and FINRA.
- Cardinal Investments Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2014.
- Cardinal Investments Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

Cardinal Investments Inc. has met the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 1st, 2014 through December 31, 2014 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Jeffrey J Heet
President

1600 North Belt West • Belleville, IL 62226
(618) 277-1005 • Fax (618) 277-9215